SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
Longs Drug Stores Corporation
(Name of Subject Company)
Pershing Square Capital Management, L.P, et al.
(Name of Persons Filing Statement)
Common Stock
(Title of Class of Securities)
543162101
(CUSIP Number)
Roy J. Katzovicz, Esq.
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 42nd Floor
New York, New York 10019
212-813-3700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with a copy to:
Peter G. Samuels, Esq.
Proskauer Rose LLP
1585 Broadway, New York, New York 10036
212-969-3000
☐ Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION
     Name and Address. The name of the subject company is Longs Drug Stores Corporation, a Maryland corporation (the “Company”). The address of the Company’s principal executive offices is 141 North Civic Drive, Walnut Creek, California, 94596, and the telephone number of the Company’s principal executive offices is (925) 937-1170.
     Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.50 per share, of the Company (the “Common Stock”).
     As of the close of business on August 14, 2008, there were 36,007,597 shares of Common Stock outstanding, as reported in the Company’s quarterly report on Form 10-Q for the period ending July 31, 2008.
ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON
     Name and Address. This Schedule 14D-9 is being filed by: (i) Pershing Square Capital Management, L.P. (“Pershing Square”); (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”); (iii) Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”); and (iv) William A. Ackman, a citizen of the United States of America (collectively, the “Reporting Persons”).
     The business address of each of the Reporting Persons is 888 Seventh Avenue, 42nd Floor, New York, New York 10019.
     Tender Offer. This Schedule 14D-9 relates to the tender offer (the “Offer”) by Blue MergerSub Corp., a Maryland corporation (“Purchaser”) and an indirect wholly owned subsidiary of CVS Caremark Corporation, a Delaware corporation (“CVS”), to purchase all outstanding Common Stock for $71.50 per share, net to the seller in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase dated August 18, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal, as amended or supplemented from time to time, copies of which were filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 18, 2008. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), which was filed with the SEC on August 18, 2008.
     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of August 12, 2008, among the Company, CVS and Purchaser (the “Merger Agreement”). The Merger Agreement provides, among other things, that as soon as possible after consummation of the Offer, Purchaser will merge with and into the Company (the “Merger ”), with the Company continuing as the surviving corporation and an indirect wholly owned subsidiary of CVS. At the effective time of the Merger, each outstanding share of Common Stock (other than any shares held by CVS or any subsidiary of the Company or CVS) will be converted into the right to receive the Offer Price. A copy of the Merger Agreement was filed with the SEC on August 18, 2008.
     The Schedule TO states that the address of the principal executive offices of Purchaser is One CVS Drive, Woonsocket, Rhode Island 02895, and Purchaser’s telephone number at such principal executive offices is (401) 765-1500.
ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
     None.

ITEM 4. THE SOLICITATION OR RECOMMENDATION
     Solicitation or Recommendation; Reasons; Intent to Tender. Reference is made to the Reporting Persons’ Letter to Shareholders, dated September 11, 2008, a copy of which is filed as Exhibit (g)(1) hereto and is incorporated herein by reference.
ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
     The Reporting Persons have retained The Blackstone Group to help identify strategic and financial buyers with a possible interest in the Company. The Reporting Persons have agreed to provide customary indemnification to The Blackstone Group in connection with such engagement, but have not entered into other agreements with The Blackstone Group.
ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
     Securities Transactions. Pershing Square advises a number of client accounts, including the accounts of Pershing Square, L.P., Pershing Square II, L.P. and Pershing Square International, Ltd. (collectively, the “Pershing Square Funds”). An aggregate of 3,137,659 shares of Common Stock and certain cash-settled total return swaps referencing 6,094,996 notional shares were purchased for the account of the Pershing Square Funds, for a total consideration (including brokerage commissions) of $136,609,962 derived from the capital of the Pershing Square Funds.
     All transactions in Common Stock and Swaps were reported by the Reporting Persons on Schedule 13D, as originally filed with the SEC on August 5, 2008, as amended from time to time (the “Schedule 13D”). The trading data in the Reporting Persons’ transactions in Common Stock and Swaps during the past 60 days can be found at: http://sec.gov/Archives/edgar/data/764762/000095012308009502/y65622exv99w1.htm and http://sec.gov/Archives/edgar/data/764762/000095012308009338/y65281exv99w1.htm. The shares of Common Stock were purchased in the open market at prices ranging from $40.77 to $45.92 per share of Common Stock.
     In addition to the Common Stock beneficially held by the Reporting Persons, between July 31, 2008 and August 13, 2008, certain of the Reporting Persons entered into certain Swaps for Pershing Square, L.P. (the “PSLP Swaps”) and Pershing Square International, Ltd., a Cayman Islands exempted company (the “PSIL Swaps,” and together with the PSLP Swaps, the “Swaps”). The Swaps constitute economic exposure to approximately 6,094,996 notional shares of Common Stock in the aggregate, have reference prices ranging from $46.55 to $70.36 and expire on dates ranging from November 30, 2009 to August 31, 2010. Under the terms of the Swaps (i) the applicable Pershing Square Fund will be obligated to pay to the counterparty any negative price performance of the notional number of shares of Common Stock subject to the applicable Swap as of the expiration date of such Swap, plus interest, and (ii) the counterparty will be obligated to pay to the applicable Pershing Square Fund any positive price performance of the notional number of shares of Common Stock subject to the applicable Swap as of the expiration date of the Swaps. With regard to the PSIL Swaps, any dividends received by the counterparty on such notional shares of Common Stock will be paid to Pershing Square International, Ltd. during the term of the PSIL Swap. With regard to the PSLP Swaps, any dividends received by the counterparty on such notional shares of Common Stock during the term of the PSLP Swaps will be paid to Pershing Square, L.P. at maturity. All balances will be cash settled at the expiration date of the Swaps. The Pershing Square Funds’ counterparty for the Swaps includes entities related to BNP Paribas, Citibank, Credit Suisse and UBS.
     These Swaps do not give the Reporting Persons direct or indirect voting, investment, or dispositive control over any securities of the Company and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Company. Accordingly, the Reporting Persons disclaim any beneficial ownership in notional securities that may be referenced in such contracts or that may be held from time to time by any counterparty to the contracts.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
     Not applicable.
ITEM 8. ADDITIONAL INFORMATION
     The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.
ITEM 9. EXHIBITS

Item No.	Description

(g)(1)	Letter to the Board of Directors of Longs Drug Stores Corporation, dated September 11, 2008

(g)(2)	Transcript of William A. Ackman’s appearance on “Squawk Box” on September 10, 2008.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 12, 2008	PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

	By:	PS Management GP, LLC,
its General Partner

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC
	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC
	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

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